

October 7, 2011

<u>Via E-mail</u>
Wilmer L. Tinley, Jr.
Interim Chief Financial Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, VA 22207

      Re: **Virginia Commerce Bancorp, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 16, 2011
             Form 10-Q for the Quarterly Period Ended June 30, 2011
             Filed August 8, 2011
             File No. 0-28635

Dear Mr. Tinley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Hugh West

                    Hugh West
                    Branch Chief